Exhibit 99.1

Shareholder Letter Q1 2024

Q1 2024
Our highlights

Production of first Lilium Jets advances significantly

- First Lilium Jet, MSN-1, advances into final assembly
- Fuselage, wings and canards of MSN-2 assembled

Battery pack production started

- Assembly takes place at Lilium's purpose-built battery facility, at Lilium headquarters, near Munich, Germany

Testing underway towards first piloted flight and certification

- Commissioning underway on advanced propulsion unit test bed
- Construction started on Lilium Jet certification test facility, on track to be operational by end of summer

Commercial order book grows

- UrbanLink orders 20 Lilium Jets, with additional 20 options, including customary pre-delivery payment plan
- eVolare announces binding sale and purchase agreements for 4 Lilium Jets

Successfully expanded support network in key markets

- Partnership with Aéroports de la Côte d'Azur and UrbanV to bring Lilium Jet flights to the French Riviera
- Atlantic Aviation to support US-wide Lilium Jet operations

Fundraising success

- Successfully completed fundraise with $114 million gross proceeds
- Due diligence started for intended loan with guarantee from the German Federal Government and the State of Bavaria
- Lilium in advanced discussions with the French government towards a government guarantee-backed loan


EBACE

LILIUM 2

LIUM

Dear Lilium shareholders,

Over the past few months, our company has continued to make significant progress towards industrialization and market entry of the revolutionary, all-electric Lilium Jet. Our first test aircraft are advancing well. Customers like what they see – the spacious cabin, the projected range and unit economics – and our pipeline of orders with pre-delivery payments has grown. Discussions around further funding have also gained traction on multiple fronts, with our successful, recent $114 million gross proceeds capital raise backed by new and existing investors, and significant advances in our funding discussions on government support from France and Germany.

Our first test aircraft are advancing well

At Lilium, our engineering and manufacturing teams are currently working full speed to achieve our next critical milestone: first piloted flight of the Lilium Jet, targeted for the end of this year. In April, we started production of our aviation-grade battery packs, a key program milestone for the year. The first Lilium Jet (MSN-1) continues to make good progress on the final assembly line. Fuselage, wings and canards of our second Lilium Jet, MSN-2, have been completed by our aerostructures suppliers and the fuselage was delivered to Lilium in May.

The fuselage of our second aircraft was delivered to Lilium in May

Meanwhile, Lilium has remained in constant dialogue with its primary airworthiness authority, EASA, towards converging on test aircraft requirements and the program for demonstrating flight safety.

Lilium recently began commissioning of the first of two planned propulsion test facilities at its headquarters site near Munich. The facilities, formerly used for the engine check of conventional fighter aircraft, are being modified for the requirements of Lilium's electric jet design. The first facility, currently in the commissioning phase, already has test equipment installed and a double propulsion unit on the test bed.

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In April, Lilium successfully completed wind tunnel testing of the Lilium Jet’s aerodynamic behavior at transition and high-speed cruise at the Ger-man-Dutch Wind Tunnels (DNW) facility in Marknesse, Netherlands. Lilium’s avionics systems integration test rig, developed and built by Honeywell, is successfully up and running. In May, construction started on an advanced test facility for integration and certification testing of the Lilium Jet, which is due to become operational in late summer 2024. On the commercial front, the Lilium Jet order pipeline continues to grow. In May, advanced aviation operator UrbanLink purchased 20 Lilium Jets for op-eration in South Florida. The order reflects a clear preference for the expect-ed superior performance, range, unit economics and passenger experience offered by the Lilium Jet. UrbanLink also secured an option for 20 additional Lilium Jets. In addition, eVolare announced the signing of binding sale and purchase agreements for the acquisition of 4 Lilium Jets and agreed on terms for the reservation of up to an additional 12 Lilium Jet production slots. In total, Lilium now has an order pipeline of over 780 Lilium Jets including binding orders and MoU agreements from operators in the United States, South America, Europe, Asia, and the Middle East. With regard to our cash management, Lilium continues to follow a disciplined approach focused on the delivery of key Lilium Jet program milestones. The adjusted cash spend1 in Q1 2024 of €94.7 million ($102 million2) was driven primarily by milestone execution on the Lilium Jet development and related supplier expenses, especially in connection with the start of production of the first Lilium Jet at the end of 2023. Lilium’s adjusted cash spend for the first half of 2024 is now expected to be €185 - €195 million ($200 - $211 million). At the end of the quarter and prior to the fundraising arranged in May, Lilium’s unaudited liquidity totaled €102 million3 ($110 million). UrbanLink purchased 20 Lilium Jets for operation in South Florida 4 1. Excludes fundraising and related fees, and other non-operational cash flows. 2. Dollar figures in this section based upon an exchange rate of 1.00 euro to 1.08 U.S. dollar. 3. Includes cash, cash equivalents and other financial assets (excluding investment in equity instruments).

At the end of May, Lilium concluded a $114 million gross proceeds capital raise backed by new and existing investors. Also in May, the German Federal and Bavarian State governments commis-sioned the state-owned development bank KfW to conduct due diligence on Lilium as part of their customary investment process. Once the diligence is completed, Lilium expects to receive guarantees from the Federal Gov-ernment and the State of Bavaria as security for a loan, from the German state bank. Lilium expects due diligence will take around 6 to 8 weeks and a funding amount of around €100 million. In addition, Lilium confirmed that it is in advanced discussions towards a French government guarantee-backed loan, which would be non-dilutive from a financing perspective. Lilium estimates this funding will be around €200 million with the disbursements tied to investment by Lilium to develop and expand its industrial footprint in France. Lilium plans to use the funding to build high-volume production facilities in France, including a final assem-bly line, a battery pack assembly line and maintenance facilities. Lilium continues to engage in active dialogue with sovereign entities, stra-tegic partners, prospective customers and stakeholders for further funding initiatives. In May, Lilium concluded a $114 million gross proceeds capital raise 5

6 Summary and outlook In summary, we continue to deliver our key milestones as we progress to our first manned flight, targeted to occur in late 2024 and entry into service targeted for 2026. We are well into assembly of our first Lilium Jet and plan to continue to provide up-dates on our progress as we go through the rest of the year. On the commercial front the superior expected performance, unit economics and comfort provided by the Lilium Jet has resulted in around 56 firm orders, and we continue to convert MoUs into firm orders with pre-delivery payments. We hope to show you further progress on our ongoing discussions with airlines on fleet orders in the coming months. We are continuing through the processes towards obtaining funding support from the German and French governments and most important to us is the continued long-term support of our largest shareholders and suppliers, as we progress to entry into service. Klaus Roewe CEO Johan Malmqvist CFO Lilium flight path to entry into service

7 UrbanLink orders 20 Lilium Jets for its Florida Network Further boosting the Lilium Jet order pipeline, as well as Lilium’s Florida plans, Lilium announced a partnership with advanced aviation operator UrbanLink to operate Lilium Jets in South Florida. As part of the agree-ment, UrbanLink will purchase 20 Lilium Jets, with pre-delivery payments. UrbanLink also secured an option for 20 additional Lilium Jets. Newly launched UrbanLink is led by Ed Wegel, a seasoned airline execu-tive with 40 years of experience in financing, operations, and distribution, having previously served as CEO & Founder of GlobalX and in executive positions at JetBlue, Atlantic Coast Airlines, BWIA International Airlines, and Eastern Airlines. Lilium's partnership with UrbanLink marks a major milestone in the accel-eration and adoption of advanced air mobility in South Florida. As part of its entry into South Florida, UrbanLink plans to operate from the network of Florida vertiports that Lilium and its partners have been working on for the past five years. Lilium has been a driving force for advanced air mo-biity in Florida, identified as a priority market due to its affluent popula-tion, favorable climate and booming tourist industry with nearly 80 million annual visitors. Commercial Rendered utilizing computer graphics

eVolare confirms sale and purchase agreements for 4 Lilium Jets eVolare, a subsidiary of Volare Aviation, one of the United Kingdom’s larg-est helicopter and private jet operators, announced the signing of bind-ing sale and purchase agreements for the acquisition of 4 Lilium Jets. The purchase agreements include delivery schedules, guarantees, and warranties along with deposits and pre-delivery payments. Lilium and eVolare also agreed on terms for the reservation of up to an additional 12 Lilium Jet production slots for eVolare and its customers. Based in Oxford, UK, eVolare plans to operate Lilium Jets in the London area, connecting London with outer cities and the coastal areas of En-gland. The current agreements follow a collaboration between eVolare and Lilium on network, vertiport and operational planning, subsequent to the initial binding agreement between Lilium and eVolare in 2022. 8 Extended partnership with Luxaviation Group In May, Lilium announced an expansion of its existing partnership with Luxaviation Group, one of the largest business aircraft and helicopter operators worldwide. The expanded partnership will leverage Luxaviation Group’s ExecuJet network of 141 Fixed Based Operations to create electrified ground infra-structure for the Lilium Jet in key markets - across Europe initially, with further sites in the Middle East planned. ExecuJet is an industry leader in ground handling and provides first class facilities for business aircraft, passengers, and crew across the world. ExecuJet’s extensive network will serve as a key foundation for the Lilium Jet’s intended networks across the EMEA region, including France. Rendered utilizing computer graphics The partnership will leverage Luxaviation Group’s ExecuJet network of 141 fixed based operations

9 Partnership launched to establish Lilium Jet network on French Riviera As part of its plans to bring Lilium Jet flights to the South of France start-ing in 2026, Lilium has teamed up with Aéroports de la Côte d’Azur (ACA) and UrbanV, a designer and developer of Advanced Air Mobility (AAM) networks. Building upon strong local ecosystem support in the region, Lilium plans to establish a network to connect the French Riviera with key destinations throughout Southern France, including Monaco, Nice, Cannes, St. Tropez, Toulon, Aix-en-Provence, and Marseille. The partnership with ACA and UrbanV, the first of its kind in the region, aims to establish and operate vertiports at Nice Côte d'Azur — France’s second-largest airport — together with Cannes Mandelieu and Golfe de Saint Tropez, with further locations under consideration. Lilium is currently in advanced discussions with further local partners to create vertiports in Monaco, Sophia Antipolis, Toulon, and Marseille, which discussions are expected to be concluded before the end of the year. Edeis, a leading French engineering and construction firm, has agreed to connect Aix-en-Provence with a vertiport at Aix les Milles. The French Riviera, globally known as the Côte d’Azur, combines some of the world’s most attractive holiday and business event destinations. The Côte d’Azur serves as a vital transportation hub attracting over 11 million tourists annually. Lilium has teamed up with Aéroports de la Côte d’Azur and UrbanV Rendered utilizing computer graphics

Atlantic Aviation to support US-wide Lilium Jet operations In the first quarter of 2024, Lilium also teamed up with Atlantic Aviation, a leading provider of aviation services and infrastructure. Based on the MoU agreement, Atlantic Aviation and Lilium will work together to prepare North American airport sites for the Lilium Jet. Atlantic Aviation operates at over 100 locations across the US, including more than 30 airports within Lilium’s planned launch markets of Florida, Southern California, the Northeast corridor, and Texas. As part of the collaboration, Lilium and Atlantic will focus on infrastructure deployment and operations, including passenger experience, aircraft flight paths, charging capabilities, passenger facilities, operations forecasting, and more. Downtown Manhattan Heliport prepares to welcome eVTOL aircraft In March, Lilium welcomed the decision of the New York City Economic Development Corporation (NYCEDC) to accommodate eVTOL operations at the Downtown Manhattan Heliport and choose an operator that will serve a wide range of advanced air mobility use cases at the Downtown Manhattan Heliport. The Downtown Manhattan Heliport, located near Battery Park, along the East River, will play a key role in the planned future Northeast Corridor re-gional network for Lilium Jet operators. At launch, the Lilium Jet's planned range will enable connections with Philadelphia, Atlantic City and the southern reaches of the Jersey Shore, and the Hamptons, and as battery technology improves over the following five years or so, we believe con-nections will extend to Baltimore, Boston, Martha’s Vineyard and beyond. NYCEDC recently closed its Request for Proposals window for firms to operate a future Downtown Manhattan Heliport in Lower Manhattan. Lilium will continue working with NYC officials, potential vertiport operators and planned operators of the Lilium Jet to support this project. The news followed February’s announcement that Lilium has designated the future Orlando International Airport (MCO) vertiport as a network hub for Lilium Jet operators in central Florida. Rendered utilizing computer graphics The Downtown Manhattan Heliport will play a key role in the planned regional network for Lilium Jet operators 10 Rendered utilizing computer graphics

Lilium’s battery packs are being designed to meet EASA’s stringent aircraft safety requirements 11 Battery pack production starts at Lilium’s battery facility In April this year, Lilium started production of the advanced, aviation grade battery packs that will power the Lilium Jet on its first piloted flight, targeted for end of 2024. This latest industrialization milestone represents a land-mark in the development of the Lilium Jet and follows extensive testing of battery pack subcomponents from individual cell to stack level with a focus on performance, safety and regulatory conformity. Lilium’s unique, pioneering battery pack is comprised of lithium-ion cells with silicon-dominant anodes that will allow for higher energy, power, and fast-charging capabilities than graphite anode cells. Leading automakers such as Mercedes, Porsche, and GM plan to incorporate similar silicon an-ode technology into their premium electric vehicles. Lilium’s battery packs are being designed to meet EASA’s stringent aircraft safety requirements regarding shock resistance, heat resistance, containment, and redundancy. The battery packs are also being designed to deliver outstanding power and energy density to support a business model focused on regional, rath-er than urban, air mobility. Lilium has secured comprehensive intellectual property rights for its unique battery technology. The Lilium Jet battery packs are being assembled at Lilium’s purpose-built battery facility, located at company headquarters outside Munich. Lilium has been supported in the design of the assembly line and initial produc-tion ramp up by suppliers with extensive experience in battery industrializa-tion, especially in the automotive sector, including Baumann Automation, based in Amberg, Germany and EDAG, based in Fulda, Germany. Lilium’s battery facility is equipped with new generation digital tools that enable process control, efficient data collection and traceability. The first units off the battery assembly line are being used for industrial ver-ification testing. Further production on the Lilium battery assembly facility this year will be used for performance and safety testing and for equipping the first aircraft for the start of piloted flight testing. Each Lilium Jet aircraft will be equipped with ten independently functioning battery packs that are designed to enable safe flight and landing, even in case of failure of any single battery pack. Technology and Operations Rendered utilizing computer graphics

Left: Fitting of aircraft windshield supplied by French supplier Saint-Gobain

Right: Lilium Jet with nose landing gear supplied by Italian company MA Group and innovative lightweight aircraft tire from French company Michelin

Lilium Jet No.1 – successful build progress

At the end of 2023, the Lilium Jet program hit an historic milestone with the delivery to the company's production facilities outside Munich of the first Lilium Jet fuselage. Soon after, Lilium completed the first join of fuselage, wings and canards.

During the first quarter of 2024, major aircraft structures and systems continued to arrive at Lilium from our suppliers, enabling Lilium to advance aircraft build and verify quality and interfaces for the first set of Lilium Jets.

In January, MA Group, based in Naples, Italy, delivered the first landing gear, designed and built to meet the safety and lightweight construction requirements of the Lilium Jet. The landing gear was delivered with its innovative tires, a custom development of Michelin, based in Clermont-Ferrant, France, that combine exceptional durability and weight efficiency.

In March, Saint-Gobain, a global leader in light and sustainable construction based in Paris, France, delivered the first set of Lilium Jet cockpit and cabin windows, representing an important further milestone towards the first Lilium Jet build. The cabin windows, significantly larger than conventional aircraft windows, are a key differentiating feature of the Lilium Jet, and are expected to play an integral role in the outstanding in-flight experience that sets apart the Lilium Jet. Preliminary match-up of fuselage, windows and windshields, conducted at the Lilium aerostructures facility, confirmed the required precision fit of the respective structural interfaces.

Preliminary match-up of fuselage, windows and windshields confirmed the required precision fit of the respective structural interfaces



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Trial fitting of floor panels built by German supplier, Diehl

Parts delivered have shown impressive mastery of complex and demanding interfaces, such as wing and landing gear to fuselage and cockpit windshield to fuselage, preparing the way for an efficient assembly process for initial test aircraft and helping derisk industrialization of the Lilium Jet. The successful assembly of these major aircraft sections has also confirmed Lilium's supply chain philosophy of leveraging the expertise of established aerospace suppliers, with the capability of designing and building parts to exact specifications and in compliance with aviation manufacturing quality standards.

Production of aerostructures of the next Lilium Jet is already well advanced, with Lilium's partners Aciturri successfully assembling the fuselage of Lilium Jet MSN-2 and Aernnova its wings and canards.

Production of aerostructures of the next Lilium Jet is already well advanced



Trial fitting of pilot seat built by French supplier Expliseat

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14 MSN-2 fuselage delivery at Lilium facilities, May 2024 MSN-2 cockpit and fuselage assembly at Spanish aerostructures supplier Aciturri, March 2024

15 High-voltage electric harnesses successfully installed on first Lilium Jet’s wings and canards The high-voltage electrical harnesses - the system of cables that distrib-ute power from the aircraft batteries to the propulsion units - have been successfully installed into the wings and canards of the first Lilium Jet, marking an important achievement in the aircraft production process. The harness system is being specially designed and built for the Lilium Jet in cooperation with GKN, Lilium’s partner for electrical wiring integra-tion. The system is essential for the Lilium Jet’s safety critical power dis-tribution architecture, combining redundancy, low weight and optimized utilization of space. Integration of the high-voltage electrical harness on the wing of Lilium Jet MSN-1 Wing fabrication at Spanish aerostructures supplier Aernnova

16 Lilium Begins Integration of Garmin Standby Flight Instruments for the Lilium Jet Earlier this year Lilium received the first set of standby flight instruments from Garmin®, a leading provider of avionics solutions. The instruments, delivered as part of a multi-year supplier contract signed by Lilium and Garmin in 2023, will be integrated into the first Lilium Jets and the Lilium Jet flight simulator, used for pilot training. Standby instrumentation serves as a backup to the primary cockpit in-strumentation. As such, the component supplied by Garmin represents a key safety feature of the Lilium Jet and will provide an additional layer of protection for crew and passengers. This redundancy is expected to help pave the Lilium Jet’s path to dual type-certification by the FAA and EASA. Garmin is a leading provider of avionics solutions for general aviation, business aviation, rotorcraft, advanced air mobility, government and defense, and commercial air carrier customers, and has several decades of experience in meeting the highest aviation certification standards. The standby flight instrument supplied by Garmin, already in use on thousands of certified aircraft, will interface with the jet’s flight control computer, pro-viding inertial sensor data (e.g. attitude, acceleration, etc.) and additional key outputs to the flight control system, as well as serving as a modern, touchscreen flight display that works independently of the primary avion-ics system. Rendered utilizing computer graphics The component supplied by Garmin will provide an additional layer of protection for crew and passengers

17 People At the end of March 2024, Lilium had 981 employees, representing an in-crease of approximately 14% compared to the end of 2023. The increase in workforce, projected to continue at a similar rate in Q2, is driven by onboarding of technical staff to support the development of the Lilium Jet and production ramp-up. More than 80% of Lilium’s workforce is ded-icated to engineering and manufacturing. Industrial expansion in France Lilium recently confirmed that it is in advanced discussions with the French government on plans to expand its production capacity with an industrial footprint in France and on potential government subsidies and loan guarantees. Lilium is currently evaluating several possible sites in France, including in the aerospace and battery industry hubs of Nou-velle-Aquitaine. Among the many reasons to choose France, Lilium is attracted by its thriving aerospace industry, expertise in electric mobility, highly skilled workforce, and supportive government environment. Lilium is attracted by France's world-class aerospace industry, expertise in electric mobility, highly skilled workforce, and supportive government environment

Certification

EASA
European Union Aviation Safety Agency

Federal Aviation Administration

With entry into service targeted for 2026, Lilium remains on track for type-certification of the Lilium Jet with the EU Aviation Safety Agency (EASA), Lilium's primary airworthiness authority. EASA has been a pioneer of eVTOL standards, being the first aviation safety agency worldwide to develop a comprehensive ruleset for eVTOL aircraft, SC-VTOL, published in 2019 after extensive industry consultation. Lilium received EASA Design Organization Approval (DOA) in 2023, becoming the first company to be approved to be a type certificate holder for aircraft certified under EASA's SC-VTOL rules.

In April this year, as part of the standard DOA surveillance, EASA conducted its first regular audit of Lilium's Design Organization's compliance with applicable requirements. In its concluding report, the EASA delegation confirmed that Lilium's DOA was found properly working within its defined scope of approval, noting in particular the "highly professional atmosphere" in which the audit was conducted and the "high level of competence in all matters" showed by attendees.

Lilium is pursuing concurrent type-certificate validation of the Lilium Jet with the FAA under the provisions of the Bilateral Aviation Safety Agreement between the European Union and the U.S. The FAA issued its G-1 Issue Paper for the Lilium Jet in June 2023, making Lilium the only eVTOL manufacturer with both an EASA and FAA type-certification basis for a powered lift eVTOL aircraft.

Lilium's onsite testing capabilities undergo significant expansion

With the first piloted flight targeted for the end of the year, Lilium's test activities are focused on obtaining the required permit to fly for the prototype Lilium Jet. Lilium remains in continuous dialogue with EASA in order to converge on the safety requirements for the flight test aircraft and appropriate verification methods prior to first flight.

In line with standard aviation procedure, Lilium's testing regime follows a pyramid approach that builds up from individual component, through system level to the complete aircraft level. As an EASA Design Organization Approval holder, Lilium is approved to undertake conformity of test articles and testing to demonstrate compliance against the applicable certification basis. Going forward, thanks to considerable investment in Lilium's test facilities, Lilium is able to perform many such tasks independently of EASA with an agreed level of involvement.

Lilium is the only eVTOL manufacturer with both an EASA and FAA type-certification basis for a powered lift eVTOL aircraft

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GROUND TEST
FLIGHT TEST
IRON BIRD
Aircraft
STRUCTURE STATIC AND FATIGUE
ELECTRICAL POWER SYSTEM INTEGRATION
AVIONICS SYSTEM INTEGRATION
FULL BODY WIND TUNNEL
Systems Integration
PROPULSION AND FLIGHT CONTROL
STRUCTURES
ENERGY
ENVIRONMENTAL
System Components and Assemblies

In May, Lilium began the commissioning of the first of two propulsion test facilities

In recent months, Lilium has significantly expanded its onsite testing capabilities. In May, Lilium began the commissioning of the first of two propulsion test facilities, located onsite within Lilium's headquarters campus. The two facilities, formerly used as hangars for performing engine checks of conventional fighter aircraft at full throttle, are being modified for the requirements of Lilium's electric jet design and will be used for aerodynamic and electrical performance evaluation of single and double propulsion units, as well as a complete six engine array that represents a full Lilium Jet canard. The first facility, currently in the commissioning phase, already has test equipment installed and a double propulsion unit on the test bed. The propulsion facilities currently have their own 650 kW DC electrical power supply, and an extension is being installed to provide up to 1300kW. The Lilium Jet e-motor has been designed to deliver an industry-leading power density of over 100 kW with a weight of just over 4kg.

In April this year, Lilium successfully completed the final full body wind tunnel testing at the German-Dutch Wind Tunnel (DNW) facility in Marknesse, Netherlands, Europe's largest wind tunnel facility. The latest testing of the Lilium Jet's aerodynamic behavior at transition and high-speed cruise complements the previous wind tunnel campaign, conducted in 2023, which was primarily focused on hover and low-speed flight. The data obtained provides further verification of the Lilium Jet flight simulation modelling that will support Lilium's safety of flight and certification campaign. The testing was completed using a 40% scaled representation of the Lilium Jet, with working engines and flap actuators.





Propulsion test facility with a double propulsion unit

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20 Lilium’s avionics systems integration test rig, developed and built by Hon-eywell, is now successfully running at the Lilium headquarters campus. The test rig, one of the main assets of Lilium’s system integration testing, combines all avionics units and software required for delivering the Lilium Jet’s core avionics functions: communication, navigation, autopilot, maintenance, flight recording and indication (display). Lilium has also successfully performed preliminary integration of the Lilium Jet’s flight controls system. Construction Started on Certification Test Facility for the Lilium Jet Lilium has started construction of an advanced test facility for integration and certification testing of the Lilium Jet. Designed in partnership with global engineering group SEGULA Technologies and located at Lilium’s headquarters, the state-of-the-art facility is due to become operational in late Summer 2024. The test site will house a full-size aircraft and will be used for testing of the Lilium Jet’s flight controls, propulsion system and electrical power system. As part of the Lilium Jet’s certification campaign, the facility will be used to simulate flights and verify the performance of the aircraft through multiple flight profiles. Alongside the building of the first test Lilium Jet, the construction of the test site represents an important step on Lilium’s path towards first piloted flight and type-certification of the Lilium Jet. Covering a total area of 26,000 sq. feet (2,400 m2), the test facility will comprise an aircraft mounting frame for measuring loads and moments, an airflow management system to enable representative flight conditions, and charging and cooling equipment for the aircraft’s batteries. Aero-dynamic testing will be supported by a powerful 1.2-megawatt blower, supplied by international engineering company VIRO, that can simulate cross and tailwinds of up to 40 mph (65 km/h). Successful wind tunnel testing at the DNW facility in Marknesse, Nether-lands. The special lighting makes air flow attachment visible – indicated by the straight tufts of fabric on the aircraft surface. The facility will be used to simulate flights and verify aircraft performance

21 Significant progress on fundraising front During the past few months, Lilium made significant progress on its fundraising efforts, primarily on three fronts. First, Lilium concluded a $114 million gross proceeds capital raise, backed by both new and existing investors. Second, Lilium made a significant advance in its funding discussions with its home state of Bavaria and the German government. Bavaria and the German government have commissioned the state bank KfW to conduct due diligence on Lilium as part of the customary investment process. Once the diligence is completed, Lilium expects to receive guarantees from the Federal Government and the State of Bavaria as security for a loan from the German state bank. Lilium expects due diligence will take around 6 to 8 weeks and a funding amount of around 100 million euros, which could be in the form of a convertible note. Finally, Lilium is in advanced discussions with the French government to-wards a government guarantee-backed loan, which would be non-dilutive from a financing perspective. Lilium estimates this funding will be around 200 million euros with the disbursements tied to investment by Lilium to develop and expand its industrial footprint in France. Lilium plans to use the funding to build high-volume production facilities in France, including a final assembly line, a battery pack assembly line and maintenance facilities. Lilium is currently discussing potential locations for the facilities with French regional governments. Lilium’s headquarters, initial production line, R&D center, and propulsion center will remain at the current location near Munich. In addition, Lilium continues to engage in active dialogue with sovereign entities, strategic partners, prospective customers and stakeholders for further funding initiatives. Financing Lilium made a significant advance in its funding discussions with its home state of Bavaria and the German government

4. Includes cash, cash equivalents and other financial assets (excluding investment in equity instruments). 5. Excludes fundraising and related fees, and other non-operational cash flows. 6. Dollar figures in this section based upon an exchange rate of 1.00 euro to 1.08 U.S. dollar. 22 Cash status and guidance At the end of the quarter and prior to the latest funding, Lilium’s unaudit-ed liquidity4 totaled €102 million ($110 million). Lilium cash spend in Q1 2024 was driven primarily by significant milestone execution on Lilium Jet development and related supplier expenses, especially in connection with the start of production of the first Lilium Jet at the end of 2023. Lilium’s adjusted cash spend5 in the first quarter amounted to €94.7 million ($102 million6). The cash spend was also driven by phasing of supplier expenses carried over from the end of 2023. Looking ahead, Lilium will continue to follow a prudent cash management approach supporting execution of key Lilium Jet program milestones. Lilium’s adjusted cash spend for the first half of 2024 is expected to be €185 - €195 million ($200 - $211 million). Looking ahead to the remainder of 2024, we expect 2nd half adjusted cash spend to be slightly higher than the 1st half, driven primarily by high-er spending within our supply chain, as we begin taking delivery of the various systems and components needed for assembly of our first Lilium Jet aircraft that are now on the production line. We also increased our headcount faster than originally planned, due to successful hiring of highly qualified engineering talent earlier than antici-pated. Lilium cash spend was driven primarily by significant milestone execution Rendered utilizing computer graphics

23 Contact Investor Relations investors@lilium.com ir.lilium.com Upcoming Events — Farnborough International Airshow, Farnborough, UK; July 22-26, 2024 — Lilium Q2 2024 Shareholder Letter Rendered utilizing computer graphics

ABOUT LILIUM Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, designed to offer leading capacity, low noise, and high performance with zero operating emis-sions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology, and infrastructure leaders, and with announced sales and indications of interest in Europe, the United States, China, Brazil, the UK, the United Arab Emirates, and the Kingdom of Saudi Arabia, Lilium’s 1000+ strong team includes approximately 500 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com. FORWARD-LOOKING STATEMENTS This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including, but not limited to, statements regarding (i) Lilium N.V.’s and its subsidiaries (collectively, the “Lilium Group”) proposed business and business model, (ii) the markets and industry in which the Lilium Group operates or intends to operate, (iii) the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases, including related estimates regarding cash spend, (iv) our ability to successfully patent or otherwise protect our intellectual proper-ty and the future performance of our innovations, (v) the expected results of the Lilium Group’s business and business model, including when launched in phases, (vi) our capital raising expectations and the expected timing and/or consummation of the various capital raising transactions, including any related support from local or federal governments or other public sector entities, described herein and the use of proceeds therefrom, (vii) the timing of Lilium’s targeted regulatory and program development milestones, including the first piloted flight of the Lilium Jet and entry into service, (xiii) Lilium’s anticipated receipt of pre-delivery payments and the extent to which such payments will help cover Lilium’s capital requirements and (ix) estimates re-garding future cash spend. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “on track,” “plan,” “project,” “should,” “strategy,” “target,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and are subject to risk and uncertainties that are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the for-ward-looking statements in this communication include those risks and uncertainties discussed in Lilium’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including in the section titled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, on file with the SEC, and similarly titled sections in Lilium’s other SEC filings, all of which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and Lilium assumes no obligation to, and does not intend to, update, or revise these forward-looking statements, whether as a result of new information, future events or otherwise.